

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 6, 2007

Mr. Craig Steinke
Chief Executive Officer and Chief Financial Officer
Eagle Family Foods, Inc.
735 Taylor Road, Suite 200
Gahanna, Ohio 43230

> **Re: Eagle Family Foods, Inc.**
> **Form 10-K for Fiscal Year Ended July 1, 2006**
> **Filed September 29, 2006**
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2006 and**
> **December 30, 2006**
> **Filed November 14, 2006 and February 14, 2007**
> **File No. 333-50305**

Dear Mr. Steinke:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 1, 2006

Management Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 19

1.   Please expand your Management Discussion and Analysis to address material uncertainties, given your reported results of operations and financial position. Refer to Regulation S-K Item 303(a)(1)-(5). This should include a robust discussion of your working capital deficiency and the courses of action you propose to take to remedy the deficiency. Also address the implications of your stockholders' deficit.

2.   Revise this section to address any expected changes in mix or cost of long term capital sources. In particular, expand your discussion to address the financial alternatives being evaluated and how this could impact the operations and financial condition of the business.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 24

3.   Expand your discussion of the royalty savings methodology used to assess impairment of your indefinite-lived intangible assets to explain how the royalty savings is calculated. Disclose any reasonably possible changes in underlying assumptions of this method that could result in material changes to the calculated fair value of the indefinite-lived intangible assets. Refer to Financial Reporting Codification 501.14 for the disclosures with regard to critical accounting estimates.

4.   Expand your discussion of the assumptions used in estimating future discounted cash flow earnings for the assessment of goodwill impairment. Tell us why such assumptions are reasonable given your reported results of operations. We may have further comment.

Exhibits, page 40

5.   Please amend to provide a Section 1350 certification as required by Regulation S-K 601(32).

Consolidated Statement of Operations, page 44

6.   We note the use of the term "gross margin". Although the guidance in Staff Accounting Bulletin Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross margin excluding depreciation and amortization. Please revise your statement accordingly or tell us why you believe your presentation is appropriate. Please revise your Management Discussion and Analysis and selected financial data in conformity with any changes.

Notes to Consolidated Financial Statements

Note 11 – Redeemable Preferred Stock, page 60

7.   Revise this footnote to include all the disclosures required with regard to capital structure under Statement of Financial Accounting Standards 129. Include a discussion of your common stock and details of the liquidation preference of preferred stock as required by paragraphs 3 through 8 of that standard.

Form 10-Q for the Fiscal Quarters Ended September 30, 2006 and December 30, 2006

8.   In an amended filing, revise these reports as appropriate to provide disclosures consistent with your responses to all of the above comments for your Form 10-K. In particular, revise your Management Discussion and Analysis to address the specific implications of your ability or inability to generate sufficient cash to support your operations for the next 12 months in view of the Subordinated Promissory Notes due November 1, 2007 and the strategic alternatives discussion provided.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief